                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                      RESEARCH PARTNERS INTERNATIONAL, INC.
                                (Name of Issuer)

                    common stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    761013101
                                 --------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                              (Page 1 of 12 Pages)

CUSIP No. 761013101              SCHEDULE 13D       Page 2 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David M. Nussbaum

2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

     N/A

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power
                                1,202,442, except as to proposed Merger.
                                (See Item 5.)

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 (a) 0, with respect to all matters other than
                                  the Merger.
 Owned by Each                (b) 3,004,079, only with respect to the Merger.
                                  (See Item 5.)
Reporting Person

     With                9.   Sole Dispositive Power
                                1,202,442


                         10.  Shared Dispositive Power
                                0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       (a) 1,202,442, with respect to all matters other than the Merger. (See Item 5.)
       (b) 3,004,079, solely with respect to the Merger. (See Item 5.)


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /


13.  Percent of Class Represented by Amount in Row 11
       (a) 13.8%, with respect to all matters other than the Merger.
           (See Item 5.)
       (b) 34.3%, solely with respect to the Merger. (See Item 5.)


14.  Type of Reporting Person*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 761013101              SCHEDULE 13D       Page 3 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Roger N. Gladstone

2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

     N/A

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power
                                1,188,275, except as to proposed Merger.
                                (See Item 5.)

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 (a) 0, with respect to all matters other than
                                  the Merger.
 Owned by Each                (b) 3,004,079, only with respect to the Merger.
                                  (See Item 5.)
Reporting Person

     With                9.   Sole Dispositive Power
                                1,188,275


                         10.  Shared Dispositive Power
                                0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       (a) 1,188,275, with respect to all matters other than the Merger. (See Item 5.)
       (b) 3,004,079, solely with respect to the Merger. (See Item 5.)


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /


13.  Percent of Class Represented by Amount in Row 11
       (a) 13.8%, with respect to all matters other than the Merger.
           (See Item 5.)
       (b) 34.3%, solely with respect to the Merger. (See Item 5.)


14.  Type of Reporting Person*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 761013101              SCHEDULE 13D       Page 4 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Robert H. Gladstone

2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

     N/A

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power
                                498,275, except as to proposed Merger.
                                (See Item 5.)

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 (a) 0, with respect to all matters other than
                                  the Merger. (See Item 5.)
 Owned by Each                (b) 3,004,079, solely with respect to the Merger.
                                  (See Item 5.)
Reporting Person

     With                9.   Sole Dispositive Power
                                498,275


                         10.  Shared Dispositive Power
                                0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       (a) 498,275, with respect to all matters other than the Merger. (See Item 5.)
       (b) 3,004,079, solely with respect to the Merger. (See Item 5.)


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /


13.  Percent of Class Represented by Amount in Row 11
       (a) 5.8%, with respect to all matters other than the Merger.
           (See Item 5.)
       (b) 34.3%, solely with respect to the Merger. (See Item 5.)


14.  Type of Reporting Person*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 761013101              SCHEDULE 13D       Page 5 of 12 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Peter R. Kent

2.   Check the Appropriate Box if a Member of a Group*        (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

     N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

     N/A

6.   Citizenship or Place of Organization

     United States

                         7.   Sole Voting Power
                                115,087, except as to proposed Merger.
                                (See Item 5.)

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 (a) 0, with respect to all matters other than
                                  the Merger. (See Item 5.)
 Owned by Each                (b) 3,004,079, solely with respect to the Merger.
                                  (See Item 5.)
Reporting Person

     With                9.   Sole Dispositive Power
                                115,087


                         10.  Shared Dispositive Power
                                0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       (a) 115,087, with respect to all matters other than the Merger, see Item 5.
       (b) 3,004,079, solely with respect to the Merger, see Item 5.


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /


13.  Percent of Class Represented by Amount in Row 11
       (a) 1.3%, with respect to all matters other than the Merger.
           (See Item 5.)
       (b) 34.3%, solely with respect to the Merger. (See Item 5.)


14.  Type of Reporting Person*

       IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Statement on Schedule 13D is filed as a result of the signing of agreements (the "Voting Agreements"), dated November 4, 1998, by and among Research Partners International, Inc. (the "Company"), RPII Acquisition Corporation ("Newco"), Gaines, Berland Inc. ("GBI") and each of David M. Nussbaum, Roger N. Gladstone, Robert H. Gladstone and Peter R. Kent (the "Reporting Persons"). The Voting Agreements were entered into in connection with the execution of an Agreement and Plan of Merger, dated as of November 4, 1998 ("Merger Agreement"), by and among the Company, Newco, GBI and certain stockholders of GBI, pursuant to which, among other things, Newco will merge with and into GBI (the "Merger"), the separate corporate existence of Newco will cease and GBI will continue after the Merger as a wholly-owned subsidiary of the Company.

Item 1.  Security and Subject Company

     The class of equity securities to which this Schedule relates is the common stock , par value $.0001 per share (the "Common Stock"), of the Company, a Delaware corporation, whose principal executive offices are located at One State Street Plaza, New York, New York 10004.

     The percentage of beneficial ownership reflected in this Schedule is based upon a voting power equivalent to 8,593,299 shares of Common Stock outstanding as of October 31, 1998, which number has been obtained from information set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1998 as updated with information provided by the Company.

Item 2.  Identity and Background

     (a) Pursuant to Rule 13d-1(f)(1) of the Rules and Regulations of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of the Reporting Persons.

     The Reporting Persons may be deemed to constitute a "group" for the purpose of this Schedule. A copy of the Joint Filing Agreement among the Reporting Persons is filed herewith as Exhibit 1.

     (b) The principal executive offices of each of the Reporting Persons is c/o Research Partners International, Inc., One State Street Plaza, New York, New York 10004.

     (c) David M. Nussbaum has been Chairman of the Board and Chief Executive Officer of the Company since September 1990, was Executive Vice President of the Company from January 1987 to September 1990, and has been a director of the Company since January 1987. He is also Chairman of the Board and Chief Executive Officer of GKN Securities Corp., a wholly-owned subsidiary of the Company ("GKN Securities"). Mr. Nussbaum has been the President of Newco since its formation on October 30, 1998 and is a director of Shochet Securities, Inc. ("Shochet"), each a wholly-owned subsidiary of the Company. He is also a director and executive of Dalewood Associates, Inc. ("Dalewood"), GKN Capital Management Corp. ("GKN Management"), GKN Capital Corp ("Capital Corp.") and Southeast Research Partners, Inc. ("Southeast"), each a wholly-owned direct or indirect subsidiary of the Company.

         Roger N. Gladstone has been President and a director of the Company since January 1987. He is also President and a director of GKN Securities, and a director and executive officer of Dalewood, GKN Management and Shochet.

         Robert H. Gladstone has been Executive Vice President of the Company since November 1993 and a director of the Company from January 1992 to May 1996. He has also been an executive officer of GKN Securities since January 1990 and is now Executive Vice President of GKN Securities.

         Peter R. Kent has been Chief Operating Officer of the Company and GKN Securities since February 1996, and a director of the Company since May 1996. He has served as Chief Financial Officer of the Company and GKN Securities from July 1995 through October 4, 1998. He has also served as a director and Executive Vice President at Newco since its inception in October, 1998. He is also an executive officer of Dalewood, Shochet, and Southeast. From September 1991 through February 1995, he served initially as Chief Financial Officer, and subsequently as President, Chairman of the Board, and Chief Executive Officer of Consolidated Waste Services of America, Inc., a solid waste and recycling company.

         Roger N. Gladstone is the brother of Robert H. Gladstone and the brother-in-law of David M. Nussbaum.

     (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

     (e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Reporting Persons are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     No funds or other consideration have been expended in connection with the acquisition of beneficial ownership of the Reporting Persons, as a group, of the shares of Common Stock which cause this Schedule to be filed.

Item 4.  Purpose of Transaction.

     In an effort to close the Merger, each of the Reporting Persons have agreed to vote those shares of Common Stock over which such Reporting Person has voting control in favor of the Merger and the Merger Agreement. The Merger is contingent upon, among other things, the requisite stockholder vote. Each of the Reporting Persons confirmed his irrevocable agreement to vote in favor of the Merger and Merger Agreement by entering into the Voting Agreement, dated November 4, 1998. A copy of the Voting Agreement, as well as the Merger Agreement are included as exhibits to the Company's Current Report on From 8-K, dated as of November 4, 1998, which is incorporated herein by reference. Each of the Reporting Persons may acquire or dispose of shares of the Issuer, but does not presenting intents to do so, although this intention may change depending upon market conditions. Other than with respect to the proposed Merger, none of the Reporting Persons has any present plans which would result in a liquidation of the Issuer or a sale or transfer of substantially all of the Company's assets. Each Reporting Person has agreed to vote in favor of the Merger Agreement, which means that they will be voting in favor of (i) increasing the number of directors to fourteen and voting in favor of electing the nominees of the entity which will be merged with and into a subsidiary of the Issuer upon consummation of the Merger and (ii) amending the Issuer's Certificate of Incorporation to change its name from Research Partners International, Inc. to Research Partners International Group, Ltd. Each Reporting Person has no plans to effect a material change in the present capitalization or dividend policy of the Issuer; or any other material change in the Issuer's business or corporate structure; or take any other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to above.

Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Nussbaum owns 1,202,442 of Common Stock of the Company, including 20,000 shares issuable upon the exercise of options exercisable within 60 days of the date of this Report and 56,331 restricted shares issued to Mr. Nussbaum under the Company's 1996 Incentive Compensation Plan ("IC Plan"). The holders of the restricted shares issued under the IC Plan (the "IC Shares") have the power to vote and the right to receive dividends with respect to such shares but the IC Shares do not vest until March 2000 and may not be transferred prior to that date.

         As of October 31, 1998, the outstanding voting securities of the Issuer had a voting power equivalent to 8,593,299 shares of Common Stock.

         Based upon the foregoing, Mr. Nussbaum beneficially owns 14.0% of the outstanding voting securities, but may be deemed to own 34.3% of the outstanding voting securities for purposes of votes relating to the Merger.

         Mr. Roger Gladstone owns 1,188,275 shares of Common Stock of the Company, including 20,000 shares issuable upon the exercise of options exercisable within 60 days of the date of this Report and 42,164 IC shares. Mr. Roger Gladstone beneficially owns 13.8% of the outstanding voting securities, but may be deemed to own 34.3% of the outstanding voting securities for purposes of votes relating to the Merger.

         Mr. Robert Gladstone owns 498,275 shares of Common Stock of the Company, including 56,331 IC Shares, 52,000 shares currently issuable upon the exercise of options held by Mr. Robert Gladstone's wife, 6,666 shares issuable upon the exercise of options exercisable within 60 days of the date of this Report held by Mr. Robert Gladstone, himself.

         Mr. Robert Gladstone beneficially owns 5.8% of the outstanding voting securities, but may be deemed to own 34.3% of the outstanding voting securities for purposes of votes relating to the Merger.

         Mr. Kent owns 115,087 shares of Common Stock of the Company, including 45,087 IC Shares and 70,000 shares currently issuable upon the exercise of options. Mr. Kent beneficially owns 1.3% of the outstanding voting securities but may be deemed to own 34.3% of the outstanding voting securities for purposes of votes relating to the Merger.

     (b) Except as disclosed above in subsection (a) of this Item 5, none of the Reporting Persons identified in Item 2(a) share voting power or dispositive power of any shares of Common Stock.

     (c) In the last 60 days, on November 4, 1998, each of the Reporting Persons, among others, entered into the Voting Agreements described above Item 1 of this Report. Pursuant to the Voting Agreements, each of the Reporting Persons irrevocably agreed to vote all of the Company's Common Stock owned by them or over which they have control, in favor of the Merger and the Merger Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 "Purpose of Transaction" hereinabove, is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

     1. Joint Filing Agreement, dated November 13, 1998, by and among the Reporting Persons.

     2. Incorporated herein by reference is the Company's Current Report on Form 8-K, dated November 4, 1998, and filed with the Securities and Exchange Commission on November 13, 1998, including thefollowing exhibits thereto:

         a. Agreement and Plan of Merger, dated as of November 4, 1998, by and among the Company, Newco, the stockholders party thereto and GBI, with all Exhibits thereto.

         b. Form of Voting Agreement, by and among the Company, Newco, GBI and each of the Reporting Persons.

         c. Form of Lock-Up Agreement, dated November 4, 1998, between the Company and each of David Thalheim, Joseph Berland, Richard J. Rosenstocck, Mark Zeitchick, Vincent Mangone, David M. Nussbaum, Roger N. Gladstone, Peter R. Kent and Robert H. Gladstone.

         d. Employment Agreement, dated November 4, 1998, between David M. Nussbaum and the Company.

         e. Employment Agreement, dated November 4, 1998, between Joseph Berland and the Company.

         f. Employment Agreement, dated November 4, 1998, between Roger N. Gladstone and the Company.

         g. Employment Agreement, dated November 4, 1998, between Richard J. Rosenstock and the Company.

         h. Employment Agreement, dated November 4, 1998, between Peter R. Kent and the Company.

         i. Employment Agreement, dated November 4, 1998, between David Thalheim and the Company.

         j. Employment Agreement, dated November 4, 1998, between Mark Zeitchick and the Company.

         k. Employment Agreement, dated November 4, 1998, between Vincent Mangone and the Company.

         l. Employment Agreement, dated November 4, 1998, between Robert H. Gladstone and GKN Securities.

         m. Operating Agreement, dated November 4, 1998, between the Company and GBI.

         n.   Press release of the Company, dated November 5, 1998.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: as of November 16, 1998

                                      DAVID M. NUSSBAUM


                                      /s/ David M. Nussbaum
                                      ----------------------------------


                                      ROGER N. GLADSTONE


                                      /s/ Roger N. Gladstone
                                      ----------------------------------


                                      ROBERT H. GLADSTONE


                                      /s/ Robert H. Gladstone
                                      ----------------------------------


                                      PETER R. KENT


                                      /s/ Peter R. Kent
                                      ----------------------------------

                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------

1. Joint Filing Agreement, dated November 13, 1998, by and among the Reporting Persons.

2. Current Report on Form 8-K, dated November 4, 1998, and filed with the Securities and Exchange Commission on November 13, 1998, including the following exhibits thereto:

         a. Agreement and Plan of Merger, dated as of November 4, 1998, by and among the Company, Newco, the stockholders party thereto and GBI, with all Exhibits thereto.

         b. Form of Voting Agreement, by and among the Company, Newco, GBI and each of the Reporting Persons.

         c. Form of Lock-Up Agreement, dated November 4, 1998, between the Company and each of David Thalheim, Joseph Berland, Richard J. Rosenstocck, Mark Zeitchick, Vincent Mangone, David M. Nussbaum, Roger N. Gladstone, Peter R. Kent and Robert H. Gladstone.

         d. Employment Agreement, dated November 4, 1998, between David M. Nussbaum and the Company.

         e. Employment Agreement, dated November 4, 1998, between Joseph Berland and the Company.

         f. Employment Agreement, dated November 4, 1998, between Roger N. Gladstone and the Company.

         g. Employment Agreement, dated November 4, 1998, between Richard J. Rosenstock and the Company.

         h. Employment Agreement, dated November 4, 1998, between Peter R. Kent and the Company.

         i. Employment Agreement, dated November 4, 1998, between David Thalheim and the Company.

         j. Employment Agreement, dated November 4, 1998, between Mark Zeitchick and the Company.

         k. Employment Agreement, dated November 4, 1998, between Vincent Mangone and the Company.

         l.       Employment Agreement, dated November 4, 1998, between Robert
                  H. Gladstone and GKN Securities.

         m. Operating Agreement, dated November 4, 1998, between the Company and GBI.

         n.       Press release of the Company, dated November 5, 1998.